

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Mr. Joel Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 4, 2010**
> **File #1-33805**

Dear Mr. Frank:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief